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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*


                      BLOODHOUND SEARCH TECHNOLOGIES, INC.
                      ------------------------------------
                                (Name of Issuer)


                      Shares of Common Stock, No Par Value
                      ------------------------------------
                         (Title of Class of Securities)


                                   093704 20 3
                                   -----------
                                 (CUSIP Number)


                                David K. Campbell
                             Chief Executive Officer
                       19901 Southwest Freeway, Suite 114
                              Sugar Land, TX 77479
                                 (281) 207-5436
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                January 23, 2006
                                ----------------
             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously  filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 093704 20 3
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1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      David K. Campbell
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
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3.    SEC Use Only

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4.    Source of Funds (See Instructions)

      Not Applicable
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
                                                                             |_|
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6.    Citizenship or Place of Organization:

      United States
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Number of          7.    Sole Voting Power
Shares
Beneficially             -525,000-
Owned              -------------------------------------------------------------
By Each            8.    Shared Voting Power
Reporting
Person                   -0-
                   -------------------------------------------------------------
                   9.    Sole Dispositive Power

                         -525,000-
                   -------------------------------------------------------------
                   10.   Shared Dispositive Power

                         -0-
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      525,000 shares of common stock
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             |_|
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13.   Percent of Class Represented by Amount in Row (11)

      7.2% of the issued and outstanding shares of common stock
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14.   Type of Reporting Person (See Instructions)

      IN
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

Item 1. Security and Issuer

Security:    Common Stock, $0.001 par value

Issuer:      Bloodhound Search Technologies, Inc.
             19901 Southwest Freeway, Suite 114
             Sugar Land, TX 77479

Item 2. Identity and Background

(a) The name of the person filing this statement: David K. Campbell (the "Reporting Person").

(b) The residence or business address of the Reporting Person is: Broadstone New Territory, Apt. 4207, 5555 New Territory Blvd., Sugar Land, TX 77479.

(c) The present principal occupation of the Reporting Person is serving as Chief Executive Officer of the Issuer.

(d)   The reporting person is a citizen of the United States.

(e) During the last five years, neither the Reporting Person nor any other person listed in (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The consideration given by the Reporting Person for the issuance of 500,000 shares of common stock on January 23, 2006 consisted of services rendered to the issuer by the Reporting Person as Chief Executive Officer of the issuer.

The consideration given by the Reporting Person for the issuance of 50,000 shares of common stock on September 30, 2004 consisted of services rendered to the issuer by the Reporting Person as Chief Executive Officer of the issuer.

Item 4. Purpose of Transaction

On January 23, 2006, the Reporting Person was issued 500,000 shares of the common stock of the Issuer for the purpose of compensating the Reporting Person for services rendered to the issuer as Chief Executive Officer.

On September 30, 2004, the Reporting Person was issued 50,000 shares of the common stock of the Issuer for the purpose of compensating the Reporting Person for services rendered to the issuer as Chief Executive Officer. Such shares were automatically consolidated to 25,000 shares as a result of a one for two reverse stock split held by issuer on January 17, 2006.

Item 5. Interest in Securities of the Issuer

(a) The Issuer has 7,275,008 issued and outstanding shares of common stock. The Reporting Person owns 525,000 shares (representing approximately 7.2%) of the issued and outstanding common stock of the Issuer.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

(c) Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2006


                                               /s/ David K. Campbell
                                               ---------------------------------
                                               Name: David K. Campbell


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).